LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N.

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

          Admitted in California

   Monday, December 05, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Elaine Wolff – Branch Chief

Re:

PANOSHAN MARKETING CORP

Amendment No. 6 to Registration Statement on Form F-1

Filed September 9, 2005

Registration No. 333-118576

Dear Ms. Wolff:

This letter provides responses to your comment letter regarding the above-referenced filing. Panoshan Marketing Corp. has filed Amendment No. 8 to its registration statement on Form F-1, which has been revised in accordance with your comment letter, as indicated by each response below.

Please find enclosed herewith three (3) courtesy, clean copies of Amendment No. 8 as well as three (3) marked copies of Amendment No. 8which tracks the changes made since the filing of Amendment No.7.

General

Comment

1.

Your must recent amendment does not contain page numbers. Please ensure that all future amendments contain page numbers.

Response

We have rectified this problem on Amendment No. 8.

Cover Page

Comment

2.

We refer to your statement that, “Any investor purchasing the Units may resell the shares separately from the warrants or the shares underlying the warrants.” Please clarify that you are referring to investors who purchase from the selling shareholders.

Response

We have added the clarification noted by this comment.

Summary

Comment

3.

We have reviewed your revisions in response to comment 10. Please revise to include a brief summary of your current business. In this vein, we note that your currently have the rights to market and sell one product in one jurisdiction.

Response

We have added a brief summary of Panoshan’s business as a new second paragraph in this section.

Comment

4.

We have reviewed your revisions in response to comment 11 and re-issue the comment. It is unclear why a discussion of Mr. Durward’s time commitments is relevant disclosure in the summary section. Please revise to remove this disclosure or advise us as to why this is material disclosure.

Response

We have deleted the paragraphs that discuss Mr. Durward’s time commitments noted by this comment.

Risk Factors

Panoshan Marketing Corporation is a start-up company and subject to all the risks of a new business, which may include failure and the loss of your investment.

Comment

5.

We note your statement that you have not yet started your proposed operations. Please revise to reconcile this disclosure with the disclosure that you have entered into an agreement to market the PC Weasel. Further, please revise to describe the risks of a start-up company rather than a general reference to the fact that there are risks associated with a start-up company.

Response

We have added substantial disclosure in the risk factor noted by this comment. While Panoshan has entered into an agreement regarding the PC Weasel product, it has not yet started marketing the product.

The potential market for our products may not develop as we expect and we may not realize any revenues, which means that our business may fail.

Comment

6.

Please reconcile your disclosure that your business plan is new and untried with the disclosure in the immediately following risk factor that other companies are already engaged in your proposed business of marketing products similar to your intended product types. Consider revising to discuss the risk referred to in the caption.

Response

We have revised this risk factor to address the concerns raised by this comment. We have clarified that while we have seen other companies implement similar plans, we are unaware of the steps taken to implement those plans and therefore have no experience and limited knowledge in marketing this product.

Plan of Distribution

Comment

7.

We refer to your statement that, once the Units are sold by the selling shareholders, the shares and warrants that make up the Units may be resold separately. This does not appear to be consistent with your disclosure on the cover that does not discuss the possibility of reselling the warrants using this registration statement. Please revise to remove this statement or revise the document to include a fixed price at which the warrants may be resold.

Response

We have revised the document to include a fixed price for the resale of the warrants at $0.05; we have revised the tables found on the Cover Page and section entitle “Plan of Distribution”.

Management’s Discussion and Analysis or Plan of Operation

Comment

8.

Please revise your statement that indicates that Panoshan currently has approximately $40,000 in cash in light of your disclosure immediately prior to this that as of August 31, 2005, Panoshan has $32,594 in cash.

Response

We have revised the statement noted by this comment to state that Panoshan has approximately $32,000 in cash.

Comment

9.

We note your statement that your expect monthly expenses to be between $1,500 and $2,000. Please revise to disclose whether this amount includes the monthly $1,000 management services fee to be paid to Puroil.

Response

We have revised the statement noted by this comment to state that the estimated amount of monthly expenses includes the monthly management fee to be paid to Puroil.

Description of Business

Comment

10.

We note your statement that you entered into a distribution rights agreement on May 1, 2004 with Server Researches, the owner of the patent on the PC Weasel. Please revise to disclose. As you have in risk factors, that to date you have not entered any distribution agreements with potential distributors to distribute the PC Weasel.

Response

We have added the statement requested in this comment at the end of the “Background” portion of the “Description of Business” section.

Sincerely,

/s/ W. SCOTT LAWLER

W. Scott Lawler, Esq.